UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	X	Form 10-KSB	Form 20-F	Form 11-K	Form 10-QSB	Form N-SAR

For the Period Ended December 31, 2007 Commission File Number: 000-31380

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION ATLAS MINING COMPANY
Full Name of Registrant
1221 Yellowstone
Address of Principal Executive Office (Street and Number)
Osburn, ID 83849
City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has not been able to file the Quarterly Report for the three months ended September 30, 2007 due to an internal investigation into the accounting and other issues identified in the Company’s press release dated October 9, 2007.  Until that investigation is completed and the 10-QSB filed, the Company will not be in a position to file the Company’s Annual Report of Form 10-KSB for the fiscal year ended December 31, 2007.

PART IV – OTHER INFORMAITON

(1)           Name and telephone number of person to contact in regards to this notification:

William T. Jacobson	(208)	556-1181
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes	No	☒
Form 10-QSB for the quarter ended September 30, 2007.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	No	☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ATLAS MINING COMPANY
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 28, 2008	/s/ WILLIAM T. JACOBSON
By: William T. Jacobson
Chief Executive Officer and President